Exhibit 99.2

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid Reporting Issues

1.                                      Security and Reporting Issuer

1.1                               State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates is common shares of Tidal Royalty Corp. (the “Issuer”).

The Issuer’s address is:

789 West Pender Street

Suite 810

Vancouver, BC

V6C 1H2

1.2                               State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

2.                                      Identity of the Acquiror

2.1                               State the name and address of the acquiror.

Paul Rosen (the “Acquiror”)

161 Bay Street, Suite 4010, Toronto ON, M5J 2S1

2.2                               State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The Acquiror acquired:

a)             12,000,000 special warrants of the Issuer (each, a “Special Warrant”) at a price of CA$0.05 per Special Warrant on February 8, 2018 as part of a non-brokered private placement of Special Warrants of the Issuer. Each Special Warrant converted into one common share of the Issuer (a “Share”) and one common share purchase warrant (a “Warrant”) of the Issuer on June 8, 2018;

b)             4,695,000 Shares on the public market of the Canadian Securities Exchange in a series of transactions from July 13, 2018 to December 21, 2018; and

c)              4,620,000 stock options to acquire 4,620,000 Shares on June 22, 2018 and 250,000* stock options to acquire 250,000 Shares on December 12, 2018 (together, the “Options”)

(collectively, the “Reportable Transaction”).

*2,000,000 stock options to acquire 2,000,000 Shares were awarded to Mr. Rosen on December 12, 2018 however per the vesting terms only 250,000 Options are exercisable for Shares within 60 days following the date of this report.

2.3                               State the names of any joint actors.

Not applicable.

3.                                      Interest in Securities of the Reporting Issuer

3.1                               State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

The Acquiror acquired:

a)             12,000,000 Special Warrants on February 8, 2018 in a private transaction, each of which Special Warrants converted into one Share and one Warrant on June 8, 2018;

b)             4,695,000 Shares on the public market in a series of transactions from July 13, 2018 to December 21, 2018; and

c)              4,620,000 Options on June 22, 2018 and 250,000* Options on December 12, 2018;

resulting in the Acquiror having ownership of 16,695,000 Shares representing approximately 6.39% of the Issuer’s 261,397,661 issued and outstanding Shares. The Acquiror also holds 4,870,000 Options and 12,000,000 Warrants. Assuming the exercise of both the Options and Warrants in full, the Acquiror would own a total of 33,565,000 Shares, or approximately 12.06% of the Issuer’s then 278,267,661 issued and outstanding Shares (assuming no other Shares are issued).

*2,000,000 stock options to acquire 2,000,000 Shares were awarded to Mr. Rosen on December 12, 2018 however per the vesting terms only 250,000 Options are exercisable for Shares within 60 days following the date of this report.

3.2                               State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror acquired ownership and control over the securities that triggered the requirement to file this report.

3.3                               If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the Reportable Transaction that triggered the requirement to file this report, the Acquiror held nil Shares. Immediately after the transaction that triggered the requirement to file this report, the Acquiror held 16,695,000 Shares representing approximately 6.39% of the Issuer’s 261,397,661 issued and outstanding Shares. The Acquiror also holds 4,870,000 Options and 12,000,000 Warrants. Assuming the exercise of both the Options and Warrants in full, the Acquiror would own a total of 33,565,000 Shares, or approximately 12.06% of the Issuer’s then 278,267,661 issued and outstanding Shares (assuming no other Shares are issued).

3.5                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)                                 the acquiror, either alone or together with any joint actors, has ownership and control,

The Acquiror alone has ownership and control over 16,695,000 Shares representing approximately 6.39% of the Issuer’s 261,397,661 issued and outstanding Shares. The Acquiror also holds 4,870,000 Options and 12,000,000 Warrants. Assuming the exercise of both the Options and Warrants in full, the Acquiror would own a total of 33,565,000 Shares, or approximately 12.06% of the Issuer’s then 278,267,661 issued and outstanding Shares (assuming no other Shares are issued).

(b)                                 the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)                                  the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6                               If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7                               If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8                               If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4.                                      Consideration Paid

4.1                               State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Special Warrants were acquired at a price of CA$0.05 per Special Warrant for aggregate consideration of CA$600,000. The Shares acquired on the public market were acquired at prices ranging from US$0.095 to US$0.67 per Share for aggregate consideration of US1,194,013.08.

4.2                               In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1 above.

4.3                               If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

The Options were awarded as grants pursuant to the Issuer’s employee stock option plan.

5.                                      Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have.

The Special Warrants, Shares and Warrants were acquired for investment purposes. The Acquiror may acquire additional securities or dispose of existing securities on the basis of the Acquiror’s assessment of market conditions and in compliance with applicable securities regulatory requirements.

6.                                      Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

There are no such relevant agreements giving rise to this report involving the Acquiror.

7.                                      Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

8.                                      Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

9.                                      Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 11th day of January, 2019.

/s/ Paul Rosen
Paul Rosen